Exhibit 99.1

NEWS RELEASE

Siyata Mobile Announces Fourth Quarter and Year-End 2021 Financial Results

Vancouver, BC – April 28, 2022 — Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announced its financial results for the three and twelve months ended December 31, 2021. All amounts are in US dollars unless otherwise indicated.

“2021 was a pivotal and transformational year for Siyata. We saw revenue growth this year, growing 26% over 2020 which was driven by demand for our products in the EMEA regions,” said Marc Seelenfreund, Founder and CEO of Siyata. “The launch of the SD7, our newest push-to-talk ruggedized device, and the accompanying vehicle kit accessory, the VK7, received initial orders in early December. This new and refreshed product lineup, combined with our expanded partnerships and key new sales hires will provide a strong foundation for further strong growth moving into 2022.”

Key financial highlights for the twelve months ended December 31, 2021 include the following:

•	Revenues for the year ended December 31, 2021, were $7,545,488 compared to $5,989,772 for the year ended December 31, 2020. This positive variance of $1,555,716 (26.0%) is mainly due to the increase in EMEA (Europe, the Middle East, and Africa) sales by $1,625,000. On a product-by-product comparison, booster sales increased year-over-year by $1,569,000 (59% year-over-year increase) due to increased booster sales in the United States, specifically in the industrial marketplace.

•	The gross margin for the year ended December 31, 2021 and 2020 was $1,868,171 (24.8% of sales) and $1,580,117 (26.4% of sales), respectively, a positive variance in gross margin dollars of $288,054 (1.6% decrease in gross margin percentage). This relates to the sale of rugged and in-vehicle cellular devices at lower margins compared to the sale of industrial boosters in the USA marketplace at slightly higher margins.

•	The Company experienced a net loss for the year ended December 31, 2021 of ($23,625,542) as compared to a net loss of ($13,591,117) in the prior year, a negative variance of ($10,034,425).

For the year ended December 31, 2021, the adjusted EBITDA is negative ($12,434,483) versus negative ($8,631,829) in the prior year, a negative variance of ($3,802,654). Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization, intangible impairment, goodwill impairment and share-based compensation expense.

Key financial highlights for the three months ended December 31, 2021 include the following:

•	Revenues for the three months ended December 31, 2021 was $1,937,659 and due to a one-time write down gross margin dollars for the three months ended 2021 was $164,886 (8.5% of sales), excluding this write down, gross margin was 26.8%.

•	The Company experienced a net loss for the three months ended December 31, 2021 and 2020 of ($4,979,661) and ($9,911,960), respectively, a positive variance of $4,932,299.

For the three months ended December 31, 2021 and 2020, the adjusted EBITDA is ($2,666,087) and ($6,744,797), respectively, a positive variance of $4,078,710. Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization, intangible impairment, goodwill impairment and share-based compensation expense.

Selected Financial Information

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the years ended December 31, 2021 and 2020

	2021	2020

Revenue	7,545,488	5,989,772
Cost of Sales (Note 19)	(5,677,317)	(4,409,655)
Gross profit	1,868,171	1,580,117
EXPENSES
Amortization and Depreciation (Note 10)	1,008,321	1,280,122
Development expenses (Note 10)	846,242	560.236
Selling and marketing (Note 20)	4,504,992	3,691,844
General and administrative (Note 21)	4,932,450	2,857,550
Inventory impairment (Note 7)	3,087,999	1,571,649
Bad Debts (recovered) (Note 6)	930,971	1,530,667
Impairment of intangibles (Note 10)	4,739,286	293,000
Impairment goodwill (Note 11)	852,037	-
Share-based payments (Note 18)	1,338,931	517,678
Total Operating Expenses	22,241,229	12,302,746
Net operating loss	(20,373,058)	(10,722,629)

OTHER EXPENSES
Finance expense (income) (note 22)	1,984,040	1,744,273
Foreign exchange	108,632	(290,401)
Change in fair value of convertible promissory note	295,492	-
Change in fair value of warrant liability	(390,322)	-
Acretion and change in value of future purchase consideration	-	-
Transaction costs (Note 23)	1,254,642	1,414,616
Total other expenses	3,252,484	2,868,488
Net loss for the year	(23,625,542)	(13,591,117)
Other comprehensive income
Translation Adjustment	138,764	2,887
Comprehensive loss for the year	(23,486,778)	(13,588,230)

Weighted Average Shares	4,849,250	1,484,898
Basic and diluted loss per share	(4.87)	(9.15)

The accompanying notes are an integral part of these consolidated audited financial statements

Reconciliation to Adjusted EBITDA

(Expressed in US dollars)

For the years ended December 31, 2021 and 2020

	2021	2020
Operating loss	(20,373,058)	(10,722,629)
Depreciation and Amortization	1,008,321	1,280,122
EBITDA	(19,364,737)	(9,442,507)
Intangible Impairment	4,739,286	293,000
Goodwill Impairment	852,037	-
Share-based Compensation Expense	1,338,931	517,678
Adjusted EBITDA	(12,434,483)	(8,631,829)

Outlook

Siyata has laid the foundation for greater distribution with expanded partnerships, key new sales hires, and expanded product offerings in North America. The COVID-19 pandemic slowed the Company’s growth plans for 2021, however, business has resumed in all three product categories. Management is hopeful that this momentum will continue, as it leverages its key sales channels and its expanded and refreshed product offerings.

Uniden® UV350 | Many large-scale programs were delayed due to the pandemic, therefore creating pent-up demand for this disruptive solution. Active engagements including many customer trials have resumed in 2022, which should translate into robust growth in this product line.

Rugged Handsets | Siyata’s rugged handsets are targeted to the approximately 47 million enterprise task and public sector workers across North America including construction, transport & logistics, manufacturing, energy & utility, public safety, and federal government. To date, Siyata has sold its rugged handsets only in international markets. Siyata expanded its footprint in this product category with the launch of the SD7 device in Q4 2021 in North America and is expected to also launch this device in Europe in 2022. The SD7 is a next-generation device and Siyata’s first mission-critical push-to-talk (MCPTT) handset.

Cellular Boosters | The pandemic has helped fuel strong demand for Siyata’s boosters in 2020 and 2021. We believe this momentum will accelerate in 2022 with programs with existing customers, multiple trials at new customers and expanding opportunities in new verticals.

Conference Call Details:

Topic: Siyata Mobile Q4 Financial Results Conference Call

Date: Friday, April 29th, 2022

Time: 08:00am ET

Conference ID: 7696051

Dial-in Number: 866-521-4909 (Toll Free) or 647-427-2311 (International)

Approximately two hours after the Q&A session has ended, an archived version of the call will be available by dialing (800) 585-8367 for toll-free or (416) 621-4642 for international, and will be available until May 29th, 2022.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (United States):

RedChip Communications

1-800 RED-CHIP (733-2447)

407-491-4499

SYTA@redchip.com

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “aims,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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